SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 16)*


                                TELOS CORPORATION
     ----------------------------------------------------------------------
                                (Name of Issuer)


     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
     ----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8796B200
               -------------------------------------------------
                                 (CUSIP Number)


                                Andrew R. Siegel
                         Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 900
                            New York, New York 10017
                                 (212) 692-6395
     ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  July 26, 2007
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            506,811
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         0
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  506,811
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew R. Siegel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            14,476
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  14,476
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     521,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 16 to SCHEDULE 13D

         This amendment ("Amendment No. 16") amends the Schedule 13D previously filed on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005, and further amended by Amendment No. 2 filed on June 6, 2005, and further amended by Amendment No. 3 filed on July 13, 2005, and further amended by Amendment No. 4 filed on September 13, 2005, and further amended by Amendment No. 5 filed on September 26, 2005, and further amended by Amendment No. 6 filed on October 18, 2005, and further amended by Amendment No. 7 filed on November 14, 2005, and further amended by Amendment No. 8 filed on December 29, 2005, and further amended by Amendment No. 9 filed on January 13, 2006, and further amended by Amendment No. 10 filed on February 9, 2006, and further amended by Amendment No. 11 filed on June 2, 2006, and further amended by Amendment No. 12 filed on February 8, 2007, and further amended by Amendment No. 13 filed on February 16, 2007, and further amended by Amendment No. 14 filed on March 7, 2007, and further amended by Amendment No. 15 filed on July 20, 2007 (collectively, the "Schedule"), by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth W. Hamot ("Mr. Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew R. Siegel ("Mr. Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 16 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Costa Brava Reporting Persons". The Schedule is amended only to the extent set forth below:

ITEM 4   PURPOSE OF TRANSACTION

         Item 4. Purpose of Transaction appearing in the Schedule is hereby amended and supplemented to add the following:

         In connection with the election of Messrs. Hamot and Siegel as Class D Directors of the Issuer's board of directors, Mr. Hamot delivered (i) a letter to Michele Nakazawa, Chief Financial Officer of the Issuer, requesting certain information relating to the financial performance of the Issuer for the second quarter of 2007, a copy of which is attached hereto as Exhibit 99.19, and (ii) a letter to Therese K. Hathaway, V.P., Corporate Counsel & Secretary of the Issuer, responding to her letter dated July 23, 2007 which requested more information regarding Messrs. Hamot's and Siegel's responses in their completed Director and Officer questionnaires, a copy of which is attached hereto as Exhibit
         99.20. ((i) and (ii) above, together, the "Letters")

         As of the date of this Amendment No. 16, except as set forth above, and in the Letters, and as otherwise set forth in the Schedule, none of the Costa Brava Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1         Joint Filing Agreement

Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*

Exhibit 99.2      Costa Brava Letter dated June 30, 2005*

Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*

Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*

Exhibit 99.5      Goodman Letter dated November 11, 2005*

Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*

Exhibit 99.7      Form of Warner Stevens Board Demand Letter dated December
                  27, 2005*

Exhibit 99.8      Form of Warner Stevens CEO/CFO Demand Letter dated
                  December 27, 2005*

Exhibit 99.9      Owsley Letter dated December 27, 2005*

Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*

Exhibit 99.11     Motion for Preliminary Injunction filed in the Circuit
                  Court for Baltimore City in the State of Maryland on May 26, 2006*

Exhibit 99.12     Memorandum of Points and Authorities in Support of
                  Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*

Exhibit 99.13 Letter dated February 7, 2007 to the Corporate Secretary of the Issuer*

Exhibit 99.14     Motion for Preliminary Injunction filed in the Circuit
                  Court for Baltimore City in the State of Maryland on February 15, 2007*

Exhibit 99.15     Memorandum of Points and Authorities in Support of
                  Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)*

Exhibit 99.16 Second Amended Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on February 27, 2007*

Exhibit 99.17     Nominating Letter dated March 1, 2007*

Exhibit 99.18 Letter dated July 18, 2007 to the Corporate Secretary of the Issuer*

Exhibit 99.19 Letter dated July 26, 2007 to the Chief Financial Officer of the Issuer

Exhibit 99.20 Letter dated July 26, 2007 to the V.P., Corporate Counsel & Secretary of the Issuer

*  Filed with an earlier version of this Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 16 to the Schedule 13D is true, complete and correct.


Dated:  July 26, 2007

                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By:  Roark, Rearden & Hamot, LLC
                                            Its General Partner

                                       By:  /s/ SETH W. HAMOT
                                            -----------------------------------
                                            Name:   Seth W. Hamot
                                            Title:  Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By:  /s/ SETH W. HAMOT
                                            -----------------------------------
                                            Name:   Seth W. Hamot
                                            Title:  Manager


                                       /s/ SETH W. HAMOT
                                       ----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By:  /s/ ANDREW R. SIEGEL
                                            -----------------------------------
                                            Name:   Andrew R. Siegel
                                            Title:  Manager


                                       /s/ ANDREW R. SIEGEL
                                       ----------------------------------------
                                       Andrew R. Siegel

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1         Joint Filing Agreement

Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*

Exhibit 99.2      Costa Brava Letter dated June 30, 2005*

Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*

Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*

Exhibit 99.5      Goodman Letter dated November 11, 2005*

Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*

Exhibit 99.7      Form of Warner Stevens Board Demand Letter dated December
                  27, 2005*

Exhibit 99.8      Form of Warner Stevens CEO/CFO Demand Letter dated
                  December 27, 2005*

Exhibit 99.9      Owsley Letter dated December 27, 2005*

Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*

Exhibit 99.11     Motion for Preliminary Injunction filed in the Circuit
                  Court for Baltimore City in the State of Maryland on May 26, 2006*

Exhibit 99.12     Memorandum of Points and Authorities in Support of
                  Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*

Exhibit 99.13 Letter dated February 7, 2007 to the Corporate Secretary of the Issuer*

Exhibit 99.14     Motion for Preliminary Injunction filed in the Circuit
                  Court for Baltimore City in the State of Maryland on February 15, 2007*

Exhibit 99.15     Memorandum of Points and Authorities in Support of
                  Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)*

Exhibit 99.16 Second Amended Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on February 27, 2007*

Exhibit 99.17     Nominating Letter dated March 1, 2007*

Exhibit 99.18 Letter dated July 18, 2007 to the Corporate Secretary of the Issuer*

Exhibit 99.19 Letter dated July 26, 2007 to the Chief Financial Officer of the Issuer

Exhibit 99.20 Letter dated July 26, 2007 to the V.P., Corporate Counsel & Secretary of the Issuer

*   Filed with an earlier version of this Schedule 13D*

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 16 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  July 26, 2007

                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By:  Roark, Rearden & Hamot, LLC
                                            Its General Partner

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Name:   Seth W. Hamot
                                            Title:  Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Name:   Seth W. Hamot
                                            Title:  Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By:  /s/ ANDREW R. SIEGEL
                                            ------------------------------------
                                            Name:   Andrew R. Siegel
                                            Title:  Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  Exhibit 99.19

    Letter dated July 26, 2007 to the Chief Financial Officer of the Issuer

Telos Corporation
Michele Nakazawa
Chief Financial Officer
19886 Ashburn Road
Ashburn, Virginia
20147

July 26, 2007

Dear Ms. Nakazawa:

As you are aware, I am a member of the Board of Directors of Telos Corporation, elected on June 18, 2007. On that day, Telos Corporation filed an 8-K with the SEC memorializing this election over your signature. As you are also aware, scheduled Board meetings have been abruptly cancelled and not rescheduled. Hence, I have not been provided with any information about the financial performance of Telos Corporation for the second quarter of 2007.

Please immediately forward to me, by electronic delivery or overnight courier,
(A) a consolidated trial balance of the corporation and its subsidiaries as of June 30, 2007, including the individual revenue and expense accounts for the second quarter, (B) any draft financial statements and MD&A prepared in anticipation of filing with the SEC the 10Q for the second quarter of 2007, and
(C) any and all correspondence with the prior auditor, Goodman & Company LLC during the second quarter of 2007 by Telos Corporation, including you and your staff.

I request this information to fulfill my duties as a director of Telos Corporation. Furthermore, the urgency of my request is great enough that you needn't spend time assembling the information into a formal report. In short, whatever you have is what I'll take, as long as the financial information I seek is delivered.

Thank you in advance for your attention to this matter, and please respond to this request by the close of business on Monday, July 30, 2007.


                                       Sincerely,

                                       /s/ SETH HAMOT
                                       --------------------------------
                                       Seth Hamot
                                       Director

                                  Exhibit 99.20

          Letter dated July 26, 2007 to the V.P., Corporate Counsel &
                            Secretary of the Issuer


July 26, 2007

VIA FIRST CLASS MAIL
--------------------

Therese K. Hathaway
V.P., Corporate Counsel & Secretary
Telos Corporation
19886 Ashburn Road
Ashburn, VA  20147

Re:      Telos D&O questionnaire responses


Dear Ms. Hathaway:

The purpose of this letter is to respond to your letter dated July 23, 2007 requesting more information regarding Mr. Siegel's and my responses in our completed Director and Officer questionnaires submitted to you following our public election to the Board on June 18, 2007.

In essence, your letter seeks additional information clarifying that the causes of action asserted in Costa Brava's Second Amended Complaint, filed in the action Costa Brava Partnership III, L.P. et al. v. Telos Corporation et al. in the Circuit Court for Baltimore City (the "Maryland Action"), are not adverse to Telos Corporation ("Telos") or any of its subsidiaries.

Mr. Siegel and I are not professionally qualified as attorneys, and therefore are not in a position to discuss the legal ramifications of the causes of action asserted by Costa Brava in the Second Amended Complaint. Nevertheless, the basic parameters of the Second Amended Complaint are clear from the document itself. All causes of action originally asserted in Costa Brava's Second Amended Complaint are asserted in a derivative capacity on behalf of Telos and all its stockholders. The Second Amended Complaint alleges misconduct on the part of Telos' officers and directors which has directly and seriously damaged Telos, and such alleged misconduct has been adverse to Telos. Once proven, these allegations will support recovery directly to Telos, and therefore any relief obtained in the Maryland Action would inure to the benefit of Telos and all its stockholders. Under these circumstances, Costa Brava's positions in the Maryland Action are not adverse to Telos and its subsidiaries.

Your question as to Costa Brava's intent to appeal any denied motions or causes of action dismissed by the Court is premature, and implicates communications protected by the attorney-client privilege. However, to the extent that Costa Brava takes an appeal of any judicial rulings in the Maryland Action, Costa Brava believes that any relief obtained by appealing a ruling of the Court in the Maryland Action would inure to the benefit of Telos and all its stockholders, and therefore would not be adverse to Telos or any of its subsidiaries.

Sincerely,

/s/ SETH HAMOT
------------------------------
Seth Hamot


cc:      Lewis T. Stevens
         Andrew Siegel
         Matthew Davis
         J. Travis Laster